Exhibit 99.6

Disclosure of Transactions in Own Shares

Paris, November 15th, 2018 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 8, 2018 to November 14, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
08.11.2018	476,214	51.6815	24,611,454	XPAR
08.11.2018	118,575	51.6749	6,127,351	CHIX
08.11.2018	42,987	51.6878	2,221,903	TRQX
08.11.2018	40,941	51.7028	2,116,764	BATE
09.11.2018	717,634	50.4788	36,225,303	XPAR
09.11.2018	211,903	50.4879	10,698,537	CHIX
09.11.2018	99,725	50.4955	5,035,664	TRQX
09.11.2018	102,492	50.4969	5,175,528	BATE
12.11.2018	465,532	50.8751	23,683,987	XPAR
12.11.2018	111,696	50.8783	5,682,903	CHIX
12.11.2018	49,954	50.9043	2,542,873	TRQX
12.11.2018	39,883	50.8764	2,029,103	BATE
13.11.2018	741,987	49.5767	36,785,267	XPAR
13.11.2018	224,151	49.6293	11,124,457	CHIX
13.11.2018	77,500	49.6075	3,844,581	TRQX
13.11.2018	77,500	49.6077	3,844,597	BATE
14.11.2018	537,461	49.3172	26,506,072	XPAR
14.11.2018	167,245	49.3498	8,253,507	CHIX
14.11.2018	57,500	49.2812	2,833,669	TRQX
14.11.2018	62,454	49.3035	3,079,201	BATE
Total	4,423,334	50.2840	222,422,723

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com